Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-115242, 333-123517, 333-132907, and 333-132914) pertaining to the SiRF Technology Holdings, Inc. 2004 Stock Incentive Plan, SiRF Technology Holdings, Inc. 2004 Employee Stock Purchase Plan, and SiRF Technology Holdings, Inc. Amended and Restated 1995 Stock Plan, and the TrueSpan Incorporated 2004 Stock Incentive Plan of our reports dated February 22, 2007, with respect to the consolidated financial statements and schedules of SiRF Technology Holdings, Inc., SiRF Technology Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SiRF Technology Holdings, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ ERNST & YOUNG LLP

San Jose, California

February 22, 2007